TV AZTECA FULLY FUNDED TO AMORTIZE ITS
                 US$125 MILLION 101/8% NOTE DUE FEBRUARY 2004


FOR IMMEDIATE RELEASE

     MEXICO CITY,  DECEMBER 18, 2003--TV Azteca,  S.A. de C.V. (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today it is fully funded to amortize its US$125 million 101/8% note due February 15, 2004. The funding entails US$60 million from TV Azteca's cash position and US$65 million of unsecured financing obtained from private institutions.

     "Our focus on building the necessary cash within an ample timeframe is oriented to avoid any possible contingency in meeting our financial obligations," commented Pedro Padilla, Chief Executive Officer of TV Azteca. "Our ultimate goal is to increase free cash generation by gradually reducing our debt and interest expense."

     "We will save close to US$13 million annually from amortizing the note, whereas the new credit, smaller in size and with substantially lower interest, entails reduced financial outlays," added Mr. Padilla. "This transaction, together with solid operating perspectives at TV Azteca for the coming year, will translate into strong expected cash creation for 2004, and reduced overall risk perception."

     The company noted the debt amortization is part of its plan to allocate a substantial portion of TV Azteca's expected cash generation within a six year term to gradually reduce the company's outstanding debt by an amount of approximately US$250 million, as well as to make distributions to shareholders above US$500 million within the six-year period. Completion of the plan implies reduction of the company's yearly interest payments by approximately US$25 million and a substantial improvement of its overall capital structure.

COMPANY PROFILE

      TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

      Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

              Bruno Rangel                           Omar Avila
             5255 3099 9167                        5255 3099 0041
        jrangelk@tvazteca.com.mx               oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

            Tristan Canales                         Daniel McCosh
            5255 3099 5786                        5255 3099 0059
        tcanales@tvazteca.com.mx               dmccosh@tvazteca.com.mx